

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 29, 2022

Michael Levitt
Chief Executive Officer
Core Scientific, Inc.
210 Barton Springs Road , Suite 300
Austin, TX 78704

> **Re: Core Scientific, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed April 21, 2022**
> **File No. 333-262596**

Dear Mr. Levitt:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 1 to Registration Statement on Form S-1 filed April 21, 2022

Cover Page

1. For each of the shares and warrants being registered for resale, disclose the price that the selling securityholders paid for such shares, warrants, or units overlying such securities.

2. Highlight the exercise price of the warrants compared to the market price of the underlying securities. If the warrants are out the money, please disclose the likelihood that warrant holders will not exercise their warrants. Provide similar disclosure in the prospectus summary, risk factors, MD&A and use of proceeds section and disclose that cash proceeds associated with the exercises of the warrants are dependent on the stock price. As applicable, describe the impact on your liquidity and update the discussion on the ability of your company to fund your operations on a prospective basis with your current cash on hand.

3. We note the significant number of redemptions of your common stock in connection with your business combination and that the shares being registered for resale will constitute a considerable percentage of your public float. Provide disclosure on the cover page regarding the significant negative impact sales of shares on this registration statement could have on the public trading price of the common stock.

Please contact Austin Pattan, Staff Attorney, at (202) 551-6756 or Joshua Shainess, Legal Branch Chief, at (202) 551-7951 with any questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Nicolas H.R. Dumont